FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: October 1, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

1	FORM 51-102F3 - Material Change Report dated September 30, 2008

EXHIBIT 1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Banro Corporation (the “Company”)

1, First Canadian Place

100 King Street West

Suite 7070, P.O. Box 419

Toronto, Ontario M5X 1E3

2.	Date of Material Change

September 22, 2008.

3.	News Release

A news release announcing the material change described herein was disseminated through CNW Group on September 23, 2008.

4.	Summary of Material Change

On September 22, 2008, the Company received notice from RBC Capital Markets, on behalf of itself, CIBC World Markets Inc., UBS Securities Canada Inc., and Raymond James Ltd. (collectively, the “Underwriters”), of the Underwriters’ intention to exercise their over-allotment option (the “Over-Allotment Option”) to acquire 1,000,000 additional common shares of the Company (the “Over-Allotment Shares”) at a price of U.S.$1.60 per share and 500,000 additional warrants of the Company (the “Over-Allotment Warrants”) at a price of U.S.$0.30 per warrant, for gross proceeds to the Company of U.S.$1,750,000. The Over-Allotment Option was granted to the Underwriters by the Company to cover over-allotments under the terms of the Company’s public financing completed on September 17, 2008 (the “Offering”).

The Over-Allotment Shares and the Over-Allotment Warrants were issued on September 26, 2008. The issuance of such securities increased the aggregate gross proceeds from the Offering to U.S.$21,000,000. The Company intends to use the net proceeds of the Offering to fund the development of the Twangiza, Namoya and Lugushwa properties and for general and administrative expenses of the Company.

Each Over-Allotment Warrant will allow the holder to purchase one common share of the Company for U.S.$2.20 per share until September 17, 2011.

5.	Full Description of Material Change
5.1	Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

5.2	Disclosure for Restructuring Transactions

Not Applicable

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this report.

Arnold T. Kondrat

Executive Vice-President

(416) 366-2221

9.	Date of Report

September 30, 2008.